Filed pursuant to Rule 433
Registration No. 333-134553

LEHMAN BROTHERS HOLDINGS INC.

7.25% Non-Cumulative Perpetual Convertible Preferred Stock, Series P

FINAL TERM SHEET

Dated April 1, 2008

Issuer:	Lehman Brothers Holdings Inc.

Security:	Shares of Lehman Brothers Holdings Inc. 7.25% Non-Cumulative Perpetual Convertible Preferred Stock, Series P (the “Preferred Stock”).

Number of Shares Issued:	4,000,000 shares of Preferred Stock.

Over-allotment Option:	None.

Liquidation Preference:	$1,000 per share of Preferred Stock or $4,000,000,000 aggregate liquidation preference.

Maturity:	Perpetual.

Dividend Rate:	7.25% per annum on a non-cumulative basis.

Dividend Payment Dates:	Quarterly in arrears, if declared by the Issuer’s board of directors on each January 1, April 1, July 1, and October 1 of each year, beginning July 1, 2008.

Day Count:	30/360.

Expected Ratings:	A3/A-/A+ (Moody’s / S&P / Fitch).(1)

Redemption:	The Preferred Stock will not be redeemable.

Conversion Right:

Each share of the Preferred Stock may be converted at any time, at the option of the holder, into shares of the Issuer’s common stock (the “Common Stock”) at the then-applicable conversion rate plus cash in lieu of fractional shares.

Initial Conversion Rate:	20.0509 shares of Common Stock per share of Preferred Stock, subject to anti-dilution adjustments.

Initial Conversion Price:	Approximately $49.87 per share of common stock.

Closing Sale Price of Common Stock on Date Preceding the Trade Date:	$37.64 per share.

(1) A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, hold or sell securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.  Each rating should be evaluated independently of any other rating.

Mandatory Conversion at Issuer’s Option:

On or after April 1, 2013, the Issuer may, at its option, at any time or from time to time cause some or all of the Preferred Stock to be converted into shares of common stock at the then-applicable conversion rate if, for 20 trading days during any period of 30 consecutive trading days, the closing price of common stock exceeds 130% of the then-applicable conversion price of the Preferred Stock. The conversion date will be a date selected by the Issuer and will be no less than 10 days and no more than 20 days after the date on which the Issuer provides notice of mandatory conversion or issues a related press release.

Make-Whole Shares Upon Certain Acquisitions:	The following table sets forth the number of make-whole shares per share of Preferred Stock for each stock price and effective date set forth below:

	Stock Price
Effective Date	$37.64	$42.00	$46.00	$49.87	$55.00	$60.00	$64.83	$75.00	$85.00	$100.00	$120.00	$140.00	$160.00
04/04/2008	6.5166	6.0632	5.2799	4.6827	4.0635	3.5970	3.2373	2.6739	2.2805	1.8597	1.4758	1.2061	1.0050
04/01/2009	6.5166	5.4979	4.7191	4.1332	3.5368	3.0981	2.7675	2.2652	1.9251	1.5686	1.2469	1.0214	0.8533
04/01/2010	6.5166	4.9238	4.1315	3.5428	2.9574	2.5409	2.2383	1.8015	1.5217	1.2382	0.9861	0.8098	0.6782
04/01/2011	6.5166	4.4412	3.5981	2.9721	2.3632	1.9472	1.6623	1.2900	1.0772	0.8751	0.6988	0.5755	0.4833
04/01/2012	6.5166	4.1088	3.1790	2.4648	1.7617	1.2922	0.9997	0.6995	0.5727	0.4660	0.3738	0.3088	0.2601
04/01/2013	6.5166	3.9561	2.9739	2.1730	1.2864	0.5722	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
Thereafter	6.5166	3.9561	2.9739	2.1730	1.2864	0.5722	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective dates may not be set forth in the table, in which case:

•

if the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the number of make-whole shares will be determined by straight-line interpolation between the number of make-whole shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

•	if the stock price is in excess of $160.00 per share (subject to anti-dilution adjustments), no make-whole shares will be issued upon conversion of the Preferred Stock; and

•	if the stock price is less than $37.64 per share (subject to anti-dilution adjustments), no make-whole shares will be issued upon conversion of the Preferred Stock.

Conversion Upon Fundamental Change:

If the reference price in connection with a fundamental change is less than the applicable conversion price, in lieu of the make-whole shares described above, a holder may elect to convert each share of Preferred Stock during the period beginning on the effective date of the fundamental change and ending on the date that is 30 days after the effective date of such fundamental change at an adjusted conversion price equal to the greater of (1) the reference price and (2) $18.82, which is 50% of the closing price of the Common Stock on the date of the prospectus supplement, subject to anti-dilution adjustments (the “base price”). If the reference price is less than the base price, holders will receive a maximum of 53.1350 shares of Common Stock per share of Preferred Stock, subject to anti-dilution adjustments, which may result in a holder receiving value that is less than the liquidation preference of the Preferred Stock.

Listing:

The Issuer intends to apply to list the Preferred Stock on the New York Stock Exchange under the symbol “LEH PrP”. If the Preferred Stock is approved for listing, trading on the New York Stock Exchange is expected to begin within 30 days of the initial delivery of the Preferred Stock. Our common stock is listed on the New York Stock Exchange under the symbol “LEH.”

Trade Date:	April 1, 2008.

Settlement Date:	April 4, 2008.

Public Offering Price:	$1,000 per share of Preferred Stock.

Proceeds to Lehman Brothers Holdings Inc.:	Approximately $3,880 million before expenses.

Underwriter:	Lehman Brothers Inc. as sole manager.

CUSIP/ISIN:	52523J 453/US52523J4537.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling 1-888-603-5847.